Exhibit 99.1

Northern Dynasty: Pebble Partnership calls on US Army Corps of Engineers Inspector General to weigh in on ‘allegations of political interference and regulatory malfeasance’

August 13, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) has written a letter to the Inspectors General (“IG”) of the U.S. Army, the U.S. Department of Defense and the U.S. Army Corps of Engineers (“USACE”), joining the call for a review of the USACE’s management of the Pebble Project Environmental Impact Statement (“EIS”).

The Pebble Partnership’s call for an IG review echoes that of the US Congress House Committee on Oversight and Reform, which issued a letter to the Inspectors General on August 10, 2020 (see https://oversight.house.gov/sites/democrats.oversight.house.gov/files/CBM%20Rouda%20Speier%20to%20DOD%20USACE%20IG%20re%20Pebble%20Mine.pdf), but for very different reasons.

“Environmental activists and opponents of the Pebble Project have made baseless and unfounded claims about political interference in the Pebble EIS process, and of regulatory malfeasance by the professional staff of the USACE for months,” Northern Dynasty President & CEO Ron Thiessen said. “But now we have a Committee of US Congress repeating those allegations and asking that they be reviewed by an objective, third-party arbiter.

“Not only do we welcome the kind of independent scrutiny and professional judgment an Inspector General review would bring to the Pebble permitting process, we jumped at the opportunity to add our voice to those in US Congress. I say ‘bring it on’ – we have everything to gain and absolutely nothing to lose.”

The Pebble Partnership released a statement to formally announce its support for an IG review of the USACE’s conduct in managing the Pebble EIS:

“’The work of the USACE on Pebble has been under assault since day one and it is time for this mischaracterization of their integrity to end. The best way to accomplish this is to have the USACE work on the Pebble Project reviewed by the Inspector General. We are confident the IG will find the allegations raised against the USACE to be completely baseless,’ said Pebble CEO Tom Collier.

“From the letter to the IG, the Pebble Partnership said it has responded consistently that:

●
the Pebble EIS fully meets NEPA standards for scientific review of major development projects in the United States – in terms of process, scope and level of detail;

●
the duration of the USACE’s NEPA review of the Pebble Project falls within a typical range for EIS processes undertaken for resource projects in Alaska and elsewhere in the U.S.;

●
the permit application submitted to the USACE in December 2017 to initiate a federal NEPA review of the Pebble Project was accepted in January 2018 because it met all statutory requirements;

●
the USACE has fully and appropriately recorded, addressed and responded to comments and concerns raised by cooperating agencies and stakeholders over the course of the Pebble EIS; and,

●
EPA’s June 2019 action to withdraw its former Proposed Determination was undertaken to restore the proper statutory process for the Pebble EIS, not to provide any political benefit to Alaska or Pebble.

“’We have been clear and consistent on these points for many months. Notwithstanding that these allegations are without any merit, they continue to be made by project opponents and repeated by Congressmen who have not taken the necessary time to conduct their own due diligence before they echo false claims. We absolutely welcome an IG review in order to drive the final stake into these falsehoods,’ said Collier.

“’Am I a little fired up about this? You bet. The staff at the USACE are among the hardest working regulators with the most integrity among the federal agencies and the misguided attacks upon their process are completely unfounded.’

“A federal Record of Decision (“ROD”) for the Pebble Project is expected soon and while the Pebble Partnership fully supports a comprehensive, expedited review of the USACE’s management of the Pebble EIS, as well as into EPA’s decision to withdraw its former Proposed Determination, the company sees no reason why this process should delay issuance of a ROD.

“’The Pebble Project has potential to become one of the most significant, long-life producers of copper and other strategic metals required to facilitate America’s transition to a low-carbon future that our country has ever seen. To the degree a review by the USACE Inspector General can help build public trust in our project and the country’s statutory permitting processes, it will have struck a meaningful blow for America’s mineral independence and efforts to build the green economy of the future,’ said Collier.

“The actual start of construction at Pebble is years away as the Pebble Partnership must still file for state permits and complete the state permitting process.”

Link to Pebble Partnership letter to US Inspectors General: https://pebblepartnership.com/s/AUG-13-2020-PLP-Collier-Letter-to-DOD-and-Army-IG_FINAL.pdf

Link to Pebble Partnership letter to House Committee on Oversight and Reform: https://pebblepartnership.com/s/AUG-13-2020-LET-from-Collier-to-Oversight-Committee.pdf

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com